Mail Stop 4561

October 16, 2008

VIA USMAIL and FAX (714) 667 - 6860

Ms. Shannon K S Johnson
Chief Financial Officer
Grubb & Ellis Healthcare REIT, Inc.
1551 N. Tustin Avenue, Suite 300
Santa Ana, California 92705

      Re: **Grubb & Ellis Healthcare REIT, Inc.**
              Form 10-K for the year ended December 31, 2007
              Filed on March 25, 2008
              File No. 333-133652

Dear Ms. Shannon K S Johnson:

We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Consolidated Statements of Operations, page 94

1.   We note that you have included distributions per share on the face of your
        Statements of Operations instead of in the notes to your financial statements.
        Advise us how your disclosure complies with the guidance in paragraph 37 of
        SFAS 128.

Consolidated Statements of Cash Flows, page 96

2.   Please explain the nature of your security deposits and clarify your basis for
        classifying these amounts as a financing activity under SFAS 95.

Note 2 – Summary of Significant Accounting Policies

Purchase Price Allocation, page 100

3.   The value of below market leases should be based on the remaining non-
        cancelable lease term plus any fixed rate renewal options, while above market
        leases should be based on just the remaining non-cancelable lease term. The
        resulting value would be amortized over this same period. Please tell us if this
        methodology differs from your definition of the weighted average remaining term
        of the acquired leases. If applicable, please quantify the impact on your financial
        statements of any differences.

Note 3 – Real Estate Investments

Acquisitions in 2007

Affiliate Acquisitions, pages 107 – 108

4.   We note that you used outside appraisal firms in determining the value of the
        properties acquired. Please tell us the nature and extent of the appraisal firm's
        involvement in your decision making process.

5.   For your affiliate acquisitions, we note you have furnished on either Form 8-K or
        in a post-effective amendment audited statements of revenues and certain
        expenses for only the most recent fiscal year.   Given that these properties were
        acquired from a related party, tell us how you considered the guidance in Rule 3-
        14(a)(1) of Regulation S-X, which requires audited income statements for the
        three most recent fiscal years.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551- 3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief